SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2011

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM ANNOUNCES CHANGES IN THE IR AREA

São Paulo, Brazil, September 28, 2011 - Braskem (BM&FBOVESPA: BRKM5, BRKM3, BRKM6; NYSE: BAK; LATIBEX: XBRK), the leading resin producer in the Americas, announces changes in the investor relations area.

Luciana Ferreira, who had been leading Braskem investor relations team since 2009, having previously served as IR Manager for the Company since 2005, will move to another company under the Odebrecht Group as of October 01, 2011.

Roberta Varella, IR Manager for Braskem since 2009, will take on Luciana s position in an interim manner as head of the area, reporting directly to the CFO, Marcela Drehmer. Roberta is a chemical engineer graduated from Escola de Engenharia Mauá in São Paulo and post-graduated in business administration from the Getúlio Vargas Foundation (FGV-SP). She also holds an MBA in business management from the same FGV-SP.

Braskem takes this opportunity to reaffirm its commitment to the Capital Market, in a continuous pursue of the best practices of corporate governance, excellence in communication, focused on transparency and equality, and a proactive approach towards investors and analysts.

The IR team remains at your disposal for further clarifications at + 55 (11) 3576-9531 or braskem-ri@braskem.com.br.

Or:

Roberta Varella	Susana Yamamoto
IR Manager	IR Coordinator
Phone: (55 11) 3576-9266	Phone: (55 11) 3576-9970
roberta.varella@braskem.com.br	susana.yamamoto@braskem.com.br

Daniela Balle de Castro	Pedro Gomes de Souza	Marina Dalben
IR Analyst	IR Analyst	IR Analyst
Phone: (55 11) 3576-9615	Phone: (55 11) 3576-9010	Phone: (55 11) 3576-9716
daniela.castro@braskem.com.br	pedro.gomes@braskem.com.br	marina.dalben@braskem.com.br

For additional information:
www.braskem.com.br/ir

1

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2011
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.